

2024 ANNUAL REPORT

Financial Summary

	2024	2023	CHANGE (%)
EARNINGS (dollars in thousands)			
Net interest income	$ 139,483	$ 126,745	10.1%
Provision for credit losses	3,600	17,061	-78.9%
Noninterest income	24,844	26,204	-5.2%
Noninterest expense	97,617	86,425	12.9%
Income taxes	12,928	10,226	26.4%
Net income	50,182	39,237	27.9%
PER COMMON SHARE			
Net income:			
Basic	$ 4.42	$ 3.86	14.5%
Diluted	4.42	3.85	14.8%
Closing market price	45.01	38.45	17.1%
Cash dividends declared	0.84	0.84	0.0%
AT YEAR-END (dollars in thousands)			
Total assets	$ 4,604,316	$ 4,360,211	5.6%
Loans, net of allowance	3,797,287	3,571,078	6.3%
Reserves as a percent of nonperforming loans	786 %	625 %	
Deposits	$ 3,952,457	$ 3,725,540	6.1%
Stockholder's equity	488,748	446,058	9.6%
FINANCIAL RATIOS			
Return on average shareholder equity	10.74 %	10.39 %	
Return on average assets	1.10	1.03	
Net interest margin	3.27	3.54	
Efficiency ratio	58.87	56.51	
Allowance for credit losses to loans	1.36	1.32	
Equity to average assets at year-end	10.46	11.70	
OTHER DATA[1]			
Common shares outstanding	11,277,737	11,330,462	
Common shares outstanding for book value calculation[2]	11,219,781	11,279,952	
Average common and dilutive shares outstanding	11,301,279	10,141,799	
Common stockholders record	468	482	
Full-time equivalent employees	714	676	
Assets per employee (in thousands)	$ 6,449	$ 6,450	
Banking offices	66	66	



DILUTED EARNINGS PER SHARE

2020	2021	2022	2023	2024
$2.99	$5.22	$5.21	$3.85	$4.42

CASH DIVIDENDS PER SHARE

2020	2021	2022	2023	2023
$0.60	$0.62	$0.80	$0.84	$0.84

BOOK VALUE PER SHARE

2020	2021	2022	2023	2024
$28.39	$31.94	$34.91	$39.54	$43.56

(1) Other data is as of year-end, except for average shares.

(2) Excludes unvested restricted stock award shares.

DEAR SHAREHOLDER,

Fiscal year 2024 was a year of solid overall results despite headwinds from margin compression and a tough environment for noninterest income generation. While the industry faced a number of challenges, Southern Missouri Bancorp continued to create growth through opportunity, executing on our long-term goals for the benefit of our customers, communities, team members, and shareholders.

In a year that continued to see the impact from the Federal Reserve's rapid rate increases from the prior year, along with sustained high levels of deposit competition, Southern Missouri Bancorp, Inc. (the "Company") reported an increase in earnings per share, but saw core profitability – excluding non-recurring charges from the previous fiscal year – decline. The primary driver was a decrease in net interest margin, coupled with a decline in noninterest income as a percentage of total assets. In fiscal year 2023, we completed a significant merger that enabled the Company to expand into a new metropolitan market and continued our long-term growth strategy. Taking all items into consideration, I am pleased to report the Company grew tangible book value per share, a non-GAAP measure, by 13.4% in fiscal year 2024.

The Company reported net income of $50.2 million for fiscal 2024, an increase of $10.9 million, or 27.9%, as compared to the prior fiscal year, and representing earnings per fully-diluted share of $4.42, up from $3.85 in the prior fiscal year. To modestly reposition the securities portfolio, we recorded some strategic one-time loss trades on available-for-sale ("AFS") securities in fiscal 2024 of $1.5 million. The loss trades negatively impacted diluted earnings per share by approximately $0.11 in fiscal 2024, while in fiscal 2023, one-time expenses related to the merger with Citizens Bancshares Co. ("Citizens") including provision for credit losses and noninterest expenses, reduced diluted earnings per share by approximately $0.95. On an adjusted basis, the decrease from last year's core earnings was primarily due to core expense growth that outpaced our net interest income growth driven by margin compression and decreased noninterest income growth as a result of reduced loan fee income and deposit account charges and related fees.

Our return on average assets increased from 1.03% in fiscal 2023 to 1.10% in fiscal 2024, while return on average equity increased from 10.4% to 10.7%. Overall, excluding non-core items, our view is that our results continued to approach our long-term targets despite the decline in net interest margin.



RETURN ON COMMON EQUITY INCREASED, PRIMARILY DUE TO MERGER-RELATED CHARGES RECORDED IN THE PRIOR FISCAL YEAR.

Core profitability decreased compared to prior years when excluding non-recurring merger-related costs, when due to a decrease in net interest margin, coupled with a decline in non-interest income.

Return on Average Common Equity

SMBC — peer

Peer [1] banks' figures are based on their twelve months ended December 31, 2023.

[1] Peer data is based on the median year-end figures (December) reported by S&P Global Market Intelligence for publicly-traded commercial banks and thrifts with assets of $3 billion to $10 billion as of December 31, 2023, headquartered in Missouri, Arkansas, Illinois, Indiana, Iowa, Kansas, Kentucky, Nebraska, Oklahoma, and Tennessee. SMBC data is as of fiscal year-end (June).

The Company reported solid asset growth of $244 million, or 5.6%, for fiscal 2024. We experienced well-distributed loan growth spread throughout our footprint for fiscal year 2024. Loans, net of allowance for credit losses ("ACL"), grew $226 million, or 6.3%. Loan portfolio growth was driven by non-owner occupied commercial real estate loans, residential real estate loans, agricultural revolving lines of credit, and drawn construction loan balances. We continue to monitor our concentration in non-owner occupied commercial real estate. As of June 30, 2024, our sole bank subsidiary, Southern Bank (the "Bank") reported a non-owner occupied commercial real estate concentration ratio of 318% of Tier 1 capital and ACL, as compared to 330% at prior year end.

Deposits increased $227 million, or 6.1%, for fiscal 2024. The deposit portfolio saw increases during the fiscal year in certificates of deposit and savings accounts, as customers moved their balances into high yield savings accounts and special rate time deposits in response to the elevated rate environment. The increase in deposits was inclusive of a $16.1 million increase in public unit funds, and a $14.2 million increase in brokered deposits. Competition for deposits remained strong throughout the year.



Our provision for credit losses ("PCL") was $3.6 million in fiscal 2024, as compared to a PCL of $17.1 million in fiscal 2023, declining from the elevated provisioning required by the Citizens merger. This year, organic loan growth required provisioning to cover our larger loan portfolio balance, and while our view of the projected economic environment improved somewhat compared to the prior fiscal year, we still saw a four-basis point increase in our ACL as a percentage of loans outstanding, to 1.36% at June 30, 2024, primarily due to qualitative factor adjustments and individually evaluated credits.

The credit quality of the loan portfolio remained strong, with adversely classified assets totaling $44.7 million, or 0.96% of total assets, as compared to $50.0 million, or 1.15% of total assets at the prior fiscal year end. The Company reported nonperforming assets (NPAs) of $10.6 million, or 0.23% of total assets, at June 30, 2024, as compared to $11.3 million, or 0.26% of total assets, at the prior fiscal year end. Nonperforming loans (NPLs) were 0.17% of gross loans at June 30, 2024, as compared to 0.21%, at the prior fiscal year end. Net charge-offs for fiscal 2024 increased to 0.05% of average loans outstanding, up three basis points when compared to fiscal 2023, but still remained at a very low level historically compared to peers.



ASSET QUALITY REMAINED STRONG

A decrease in non-performing assets shows the Company's commitment to maintain and improve credit quality.

Non-performing Assets Ratio

The 2024 fiscal year was challenging due to the previous year's rapid increase in interest rates and the inverted yield curve. We saw an increase in net interest income of $12.7 million, or 10.1%, when compared to the prior fiscal year, as a 19.3% increase in average interest earning assets was partially offset by a decline in net interest margin from 3.54% to 3.27%. Increases in our average cost of funds began to abate later in the fiscal year, while loan portfolio yields continued to steadily and modestly increase. We're optimistic this positive trend will carry into fiscal 2025.

Noninterest income, excluding the loss of AFS securities, increased $129,000, as increases in wealth management fees, bank card interchange income, and earnings on bank owned life insurance were mostly offset by decreases in deposit account charges and related fees, loan servicing and other loan fees, realized gains on sales of loans, and other income.

Noninterest expense increased 12.9%, mainly attributable to a full year impact of the prior year merger. On a core basis, expense growth was higher, as the prior year included $4.9 million in nonrecurring expenses attributable to the Citizens merger, with negligible expenses in the current year. Increases were seen in compensation and benefits, occupancy expenses, data processing expenses, amortization of intangibles due to the Citizens merger, deposit insurance premiums, advertising, and other noninterest expenses. In addition to the merger, the inflationary environment contributed to the year-over-year increase. The Company's efficiency ratio increased to 58.9%, as expense growth outpaced revenues.



EFFICIENCY RATIO TRENDED HIGHER IN CHALLENGING REVENUE ENVIRONMENT

The Company's M&A activity contributed to the prior year increase, but moved higher in the current year as net interest income and noninterest income increased less than expenses, due in part to inflationary pressure.

Efficiency Ratio

Our book value per common share increased 10.2%, to $43.56 at June 30, 2024, and tangible book value per share, a non-GAAP measure, increased 13.4%, to $36.68, partly due to the after-tax improvement in the market value of our AFS securities portfolio, but mostly due to earnings retention. Our stock price improved 17.1%, to $45.01 at June 30, 2024, and has continued to show strength in the months following our fiscal year end, as banks and small cap stocks have generally performed better. With a strong capital position and positive outlook, the Company was able to increase its quarterly dividend in the first quarter of fiscal 2025 by two cents, or 9.5%, to $0.23, still retaining a significant share of earnings and providing for future growth. We also utilized $3.9 million to repurchase 92,795 shares in fiscal 2024, at an average price of $41.56. We'll continue to evaluate how best to strategically utilize our capital.

After two years of significant merger activity, we spent fiscal 2024 somewhat differently. We continue to be watchful for new opportunities to achieve scale in target markets that align with our strategic goals. While conversations with potential partners have remained somewhat preliminary, we will continue to use this time to concentrate on maintaining strong asset quality, ensuring appropriate liquidity, and enhancing our organizational capabilities.

One key project currently in process involves strengthening our organizational culture. We are working to establish a strong, consistent culture across the organization to provide a rewarding work environment for our team members while delivering excellent service to our customers. In 2024, we refined our mission, vision, and values, and we've been working to better communicate those with our team members. We spent time this year actively listening to our team members about the challenges they face, how we can improve our culture, and how we can make Southern Bank a better workplace. As we developed strategies, we shared regularly with team members about how we were progressing towards those goals. We also heard from our customers about how we can best serve them as they work toward their financial goals.

As this letter goes to print, we're just beginning a major project to review and improve processes throughout our organization, working with a third-party consultant to evaluate nearly every function in the Bank and ensure we're following best practices to meet customer needs timely, effectively, and efficiently. The project will include process reviews, customer engagement, capacity planning, and merger integration.

Our team is showing great enthusiasm for these projects, what we're learning, the opportunities they present for our team members, and the improvements they'll make in our service to our customers and communities. As we look forward into 2025 and beyond, we're optimistic about margin and earnings, respectively, if rates are stable or decline steadily as currently expected, and if we remain in a relatively benign credit environment. While we also know that 2025 will bring both opportunities and challenges, we believe that Southern Missouri will continue to deliver long-term shareholder value by providing a valued service to our neighbors.

Thank you to our team members for their efforts in a challenging year, to our customers for the opportunities to serve them, and to you, our shareholder, for your continued confidence in Southern Missouri Bancorp.

Sincerely,



Greg Steffens
Chairman of the Board and Chief Executive Officer
Southern Missouri Bancorp, Inc.



PLEASE JOIN US

at our 2024 Annual Meeting, where shareholders will hear
management review this year's performance in detail.

ANNUAL MEETING

Monday, October 28, 2024 at 9:00 AM
to be held at our headquarters facility, located at:
2991 Oak Grove Road
Poplar Bluff, Missouri

Directors

GREG A. STEFFENS
Chairman and CEO,
Southern Missouri Bancorp, Inc.

CHARLES R. LOVE
Certified Public Accountant,
Kraft, Miles & Tatum

DANIEL L. JONES
Market Chairman, Southern Bank
Former Founder, Chairman, and CEO,
FortuneBank and Fortune Financial Corp.

L. DOUGLAS BAGBY
Vice-Chairman of the Board;
Retired City Manager, City of Poplar Bluff

DENNIS C. ROBISON
President,
Robison Farms, Inc.

DAVID L. MCCLAIN
Agency Owner
State Farm Insurance

SAMMY A. SCHALK
President,
Gamblin Lumber Company

DAVID J. TOOLEY
Retired President and CEO,
Metropolitan National Bank

WILLIAM E. YOUNG
Retired President
Citizens Bank & Trust Co.

REBECCA M. BROOKS
Financial Manager,
McLane Transport

TODD E. HENSLEY
Investor/Former Chairman,
Peoples Bank of the Ozarks

Executive Officers

GREG A. STEFFENS
Chairman
Chief Executive Officer

MATTHEW T. FUNKE
President
Chief Administrative Officer

KIMBERLY A. CAPPS
Executive Vice President
Chief Operations Officer

JUSTIN G. COX
Executive Vice President
Regional President

MARK HECKER
Executive Vice President
Chief Credit Officer

RICK A. WINDES
Executive Vice President
Chief Lending Officer

BRETT A. DORTON
Executive Vice President
Chief Strategies Officer

LANCE K. GREUNKE
Executive Vice President
Chief Risk Officer

STEFAN CHKAUTOVICH
Executive Vice President
Chief Financial Officer

Southern Missouri Bancorp, Inc.

2991 Oak Grove Road | Poplar Bluff, Missouri 63901

(573) 778-1800

www.bankwithsouthern.com

Investor Relations Contact

Lorna Brannum

bancorp@bankwithsouthern.com

OUR MISSION

We're here for you and your financial goals.

OUR VISION

We create growth through opportunity.

We provide our customers the best service and expand our relationships to help them achieve their financial goals.

We provide our team with the tools and knowledge to serve our customers wherever they may be.

We provide our team members opportunities for professional development, career advancement, and a positive work environment.

We provide for the well-being of our communities, working to advance their economic, social, and educational prospects.

We provide a sound return on our shareholders' investment.

OUR VALUES



FAMILY

We know we're not a related family, but we really care about our people, both personally and professionally. We like knowing that our skills, our time, and our efforts contribute to the overall success of those we spend time with every day.

INNOVATION

We push for better ways to solve problems. We are not afraid of a challenge; we're driven to develop new ideas and solutions using creativity and experience. We are committed to leading and implementing new solutions for any obstacle.

STRENGTH

We have a capacity and resilience that has come through years of experience and growth. We are able to support those who count on us, and those who need us can rely on us.

ROOTED

We're from here. These communities are our homes, and we are deeply invested in the purpose of making our hometowns the best that they can be. We are firmly committed to success in the places where we've known people our whole lives.

TRUST

We strive to be reliable and trustworthy, honest and transparent. We are dedicated to doing what's best for our team members, our customers, and our communities, and they can be confident that we are who we say we are.

SERVICE

We put others above ourselves. We make intentional decisions and take action to benefit others, be it in our daily work with our customers and fellow team members, or in volunteering our time, money, and energy in our communities.

